[Letterhead of Ivanhoe Energy Inc.]

November 9, 2012

BY E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Dear Ms. Blye:

Re:	Ivanhoe Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 0-30586
Comment Letter dated September 28, 2012
Response Letter dated October 11, 2012
Second Comment Letter dated October 26, 2012

We hereby acknowledge receipt of the comment letter dated October 26, 2012 (the “Second Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 10-K for the Fiscal Year Ended December 31, 2011 (the “10-K”) and our letter to the Commission dated October 11, 2012 responding to the Commission’s letter dated September 28, 2012.

We submit this letter in response to the Second Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.  Terms used but not defined herein have the meanings set forth in the 10-K.

RESPONSE TO STAFF COMMENTS

General

1.
We note your response to comment 2 of our letter dated September 28, 2012. It appears to the staff from various disclosures in the 10-K that CNPC is the customer in Asia to whom you refer in footnote 1 on page 62, and that CNPC accounted for approximately 98% of your revenue in fiscal 2011. It also appears that you remain substantially dependent upon your relationships with CNPC and its subsidiary PetroChina for your revenue. In light of these factors and the divestment activity regarding PetroChina to which we referred in comment 1 of our letter dated September 28, please discuss more fully, with a view toward disclosure in a separate risk factor in future filings, the potential impact upon Ivanhoe Energy of the investor sentiment evidenced by the divestment activity and other reported organizational and investor efforts related to CNPC’s operations in countries that are U.S.-designated state sponsors of terrorism. Your discussion should address any potential adverse impact of these factors upon your reputation and share value.

Response:

We have not, to date, received any communications from our shareholders or other persons suggesting that we sever our business relationships with CNPC and PetroChina because of CNPC’s operations in countries that are U.S.-designated state sponsors of terrorism or for other reasons; Nor have we been advised by any of our shareholders that they intend to divest themselves of our shares because we maintain those relationships. We acknowledge, however, that the existence of these relationships could give rise to the risks to which the SEC has alluded.

We are currently pursuing a business strategy that involves selling our existing projects in China. We have already announced our agreement to sell our Zitong project and we are currently pursuing opportunities to sell our remaining business in China. If and when we dispose of our projects in China the relationships with CNPC and PetroChina upon which those projects are based will come to an end as will much of the potential risk that maintaining those relationships may entail. However, these anticipated dispositions may not occur in the near term or at all or we may establish new business relationships in the future with CNPC, PetroChina or their affiliates in respect of other projects. For these reasons, until such time as we are no longer dependent upon our relationships with CNPC and PetroChina for a significant portion of our revenue, we will include in our future filings a risk factor relating to our relationship with CNPC and PetroChina.

We appreciate your assistance in reviewing this response.  Please direct all questions or comments regarding this filing to the undersigned at (403) 616 - 5053.

Yours sincerely,

on behalf of
Ivanhoe Energy Inc.

/s/ Gerald D. Schiefelbein

Gerald D. Schiefelbein
Chief Financial Officer